EXHIBIT 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2013

TASMAN METALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED
MAY 31, 2013

(Unaudited – Expressed in Canadian Dollars)

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)

	Notes	May 31, 2013 $	August 31, 2012 $
ASSETS
Current assets
Cash	5	6,492,733	9,778,040
Amounts receivable	6	68,744	202,852
Prepaids		98,696	69,929
Total current assets		6,660,173	10,050,821
Non-current assets
Investment	7	52,605	80,862
Property, plant and equipment	8	189,007	255,338
Exploration and evaluation assets	9	239,561	214,297
Bond deposits		23,634	3,496
Total non-current assets		504,807	553,993
TOTAL ASSETS		7,164,980	10,604,814
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		418,581	782,977
TOTAL LIABILITIES		418,581	782,977
SHAREHOLDERS’ EQUITY
Share capital	11	20,299,802	19,808,552
Share-based payments reserve		9,056,102	8,565,897
Deficit		(22,526,286)	(18,497,650)
Accumulated other comprehensive loss		(83,219)	(54,962)
TOTAL SHAREHOLDERS’ EQUITY		6,746,399	9,821,837
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		7,164,980	10,604,814

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on July 12, 2013 and are signed on its behalf by:

/s/ Mark Saxon	/s/ Nick DeMare
Mark Saxon	Nick DeMare
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars)

		Three Months Ended May 31,		Nine Months Ended May 31,
	Note	2013 $	2012 $	2013 $	2012 $
Mineral exploration costs	10	485,228	1,253,452	1,689,719	2,602,855
Expenses
Accounting and administration		28,949	9,600	96,359	39,000
Audit		-	-	33,650	52,091
Corporate development		30,720	45,835	106,627	172,801
Depreciation		13,522	8,825	42,707	23,529
General exploration		20,948	11,468	68,462	37,119
Investor relations		-	10,500	10,500	31,500
Legal		27,359	32,511	72,392	101,916
Management fees		40,500	40,500	121,500	121,500
Office		44,988	136,544	161,258	230,046
Professional fees		141,274	170,314	515,207	422,854
Regulatory fees		15,508	12,473	48,048	109,615
Rent		13,906	5,761	45,263	20,175
Repairs and maintenance		158	2,713	3,377	22,918
Salaries and benefits		66,942	46,229	230,962	155,700
Shareholder costs		12,073	20,783	28,193	37,868
Share-based compensation	11(d)	51,250	511,397	654,705	3,900,859
Transfer agent		15,021	18,768	21,019	39,734
Travel		48,074	107,249	140,647	217,837
Vehicles		4,822	6,845	13,171	8,814
		576,014	1,198,315	2,414,047	5,745,876
Loss before other items		(1,061,242)	(2,451,767)	(4,103,766)	(8,348,731)
Other items
Gain on sale of property, plant and equipment		-	-	1,921	-
Impairment of exploration and evaluation assets	9(a)	(2,591)	-	(17,074)	-
Interest income		32,691	37,237	76,242	117,884
Foreign exchange		(7,961)	(10,038)	14,041	(31,427)
		22,139	27,199	75,130	86,457
Loss before deferred income tax		(1,039,103)	(2,424,568)	(4,028,636)	(8,262,274)
Deferred income tax		-	(3,600)	-	(37,000)
Net loss for the period		(1,039,103)	(2,428,168)	(4,028,636)	(8,299,274)
Other comprehensive loss, net of deferred income tax		(3,129)	(24,998)	(28,257)	(117,616)
Comprehensive loss for the period		(1,042,232)	(2,453,166)	(4,056,893)	(8,416,890)
Basic and diluted loss per common share		(0.02)	(0.04)	(0.07)	(0.14)
Weighted average number of common shares outstanding		60,777,649	59,392,484	60,435,982	58,868,355

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in Canadian Dollars)

	Nine Months Ended May 31, 2013
	Share Capital
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Accumulated Other Comprehensive Loss $	Total Equity $
Balance at August 31, 2012	59,570,982	19,808,552	8,565,897	(18,497,650)	(54,962)	9,821,837
Common shares issued for:
Cash - exercise of share options	1,250,000	301,250	-	-	-	301,250
Exploration and evaluation assets	30,000	25,500	-	-	-	25,500
Share-based compensation on share options	-	-	654,705	-	-	654,705
Transfer on exercise of share options	-	164,500	(164,500)	-	-	-
Unrealized loss on available-for-sale investment	-	-	-	-	(28,257)	(28,257)
Net loss for the period	-	-	-	(4,028,636)	-	(4,028,636)
Balance at May 31, 2013	60,850,982	20,299,802	9,056,102	(22,526,286)	(83,219)	6,746,399

	Nine Months Ended May 31, 2012
	Share Capital
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Accumulated Other Comprehensive Gain (Loss) $	Total Equity $
Balance at August 31, 2011	58,480,289	18,888,813	5,070,735	(8,623,613)	168,574	15,504,509
Common shares issued for:
Cash - exercise of warrants	983,275	613,675	-	-	-	613,675
Cash - exercise of share options	69,672	6,967				6,967
Exploration and evaluation assets	37,746	95,120	-	-	-	95,120
Share-based compensation on share options	-	-	3,900,859	-	-	3,900,859
Transfer on exercise of agent’s warrants	-	203,977	(203,977)			-
Unrealized loss on available-for-sale investment	-		-	-	(154,616)	(154,616)
Deferred income tax on unrealized loss on available-for-sale investment	-	-	-	-	37,000	37,000
Net loss for the period	-	-	-	(8,299,274)	-	(8,299,274)
Balance at May 31, 2012	59,570,982	19,808,552	8,767,617	(16,922,887)	50,958	11,704,240

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)

	Nine Months Ended May 31,
	2013 $	2012 $
Operating activities
Net loss for the period	(4,028,636)	(8,299,274)
Adjustments for:
Depreciation	42,707	23,529
Share-based compensation	654,705	3,900,859
Impairment of exploration and evaluation assets	17,074	-
Gain on sale of property, plant and equipment	(1,921)	-
Deferred income tax	-	37,000
	(3,316,071)	(4,337,886)
Changes in non-cash working capital items:
Decrease (increase) in amounts receivable	134,108	(167,661)
Increase in prepaids	(28,767)	(75,773)
Increase (decrease) in accounts payable and accrued liabilities	(364,396)	122,977
	(259,055)	(120,457)
Net cash used in operating activities	(3,575,126)	(4,458,343)
Investing activities
Increase in bond deposits	(20,138)	-
Proceeds on sale of property, plant and equipment	25,545	-
Additions to exploration and evaluation assets	(16,838)	(34,746)
Additions to property, plant and equipment	-	(122,781)
Net cash used in investing activities	(11,431)	(157,527)
Financing activity
Issuance of common shares	301,250	620,642
Net cash provided by financing activity	301,250	620,642
Net change in cash	(3,285,307)	(3,995,228)
Cash at beginning of period	9,778,040	15,217,096
Cash at end of period	6,492,733	11,221,868

Supplemental cash flow information - see Note 15

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2013
(Unaudited - Expressed in Canadian Dollars)

1.	Nature of Operations

Tasman Metals Ltd. (“Tasman” or the “Company”) was incorporated under the laws of the Province of British Columbia on August 27, 2007.  The Company’s common shares are listed and traded on the TSX Venture Exchange (“TSXV”) under the symbol “TSM” and on the New York Stock Exchange Market (“NYSE MKT”), under the symbol “TAS”.  The Company’s head office is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada.

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests and is considered a development stage company.  As at May 31, 2013 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

The Company is in the process of exploring and evaluating its mineral properties.  On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  The underlying value of the mineral properties and related deferred acquisition costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production.  The amounts shown as resource interests represent net acquisition costs to date, less amounts written off, and do not necessarily represent present or future values.

The Company’s ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to develop properties and to establish future profitable production.  The Company’s operations are funded from equity financings which are dependent upon many external factors and may be difficult to impossible to secure or raise when required.  Although management considers that the Company has adequate resources to maintain its core operations and planned exploration programs on its existing exploration and evaluation assets for the next twelve months the Company recognizes that exploration expenditures may change with ongoing results and, as a result, it may be required to obtain additional financing.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.

2.	Basis of Preparation

Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”), and in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).  These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended August 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.  The accounting policies followed in these unaudited condensed consolidated interim financial statements are consistent with those applied in the Company’s consolidated financial statements for the year ended August 31, 2012.

Basis of Presentation

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2013
(Unaudited - Expressed in Canadian Dollars)

3.	Significant Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those to be used in the preparation of the audited annual consolidated financial statements as at August 31, 2012.  The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2012.

4.           Subsidiaries

As at May 31, 2013 and August 31, 2012 the Company has one wholly-owned Swedish subsidiary, Tasman Metals AB.

5.	Cash

	May 31, 2013 $	August 31, 2012 $
Cash	3,809,355	208,212
Demand deposits	2,683,378	9,569,828
	6,492,733	9,778,040

6.           Amounts Receivable

	May 31, 2013 $	August 31, 2012 $
GST / HST receivable	13,575	19,953
Foreign value added tax receivables	43,819	138,318
Other	11,350	44,581
	68,744	202,852

7.	Investment

	May 31, 2013
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $
Available-for-sale investment
Hannans Reward Limited (“Hannans”)	2,647,059	135,824	(83,219)	52,605

	August 31, 2012
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $
Available-for-sale investment
Hannans	2,647,059	135,824	(54,962)	80,862

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2013
(Unaudited - Expressed in Canadian Dollars)

7.	Investment (continued)

The Company had received common shares of Hannans, a public company listed on the Australian Stock Exchange, from the option of certain of its iron ore properties, as described in Note 9(b).  As at May 31, 2013 the quoted market value of the Hannans shares was $52,605.

8.           Property, Plant and Equipment

Cost:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at August 31, 2011	18,032	19,767	40,054	77,608	155,461
Additions	-	-	58,027	89,081	147,108
Balance at August 31, 2012	18,032	19,767	98,081	166,689	302,569
Disposal	-	-	-	(32,214)	(32,214)
Balance at May 31, 2013	18,032	19,767	98,081	134,475	270,355

Accumulated Depreciation:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at August 31, 2011	(1,360)	-	(1,967)	(3,713)	(7,040)
Depreciation	(3,675)	(3,201)	(11,855)	(21,460)	(40,191)
Balance at August 31, 2012	(5,035)	(3,201)	(13,822)	(25,173)	(47,231)
Depreciation	(2,630)	(2,882)	(15,198)	(21,997)	(42,707)
Disposal	-	-	-	8,590	8,590
Balance at May 31, 2013	(7,665)	(6,083)	(29,020)	(38,580)	(81,348)

Carrying Value:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at August 31, 2012	12,997	16,566	84,259	141,516	255,338
Balance at May 31, 2013	10,367	13,684	69,061	95,895	189,007

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2013
(Unaudited - Expressed in Canadian Dollars)

9.	Exploration and Evaluation Assets
	May 31, 2013 $	August 31, 2012 $
Rare Earth Element Properties
Norra Kärr	21,314	21,314
Otanmaki	801	801
Olserum	112,148	103,488
Korsnas	25,500	-
Other	77,392	86,288
	237,155	211,891
Iron Ore Properties
Other	2,406	2,406
	239,561	214,297

(a)	Rare Earth Element Properties

Norra Kärr

The Norra Kärr property consists of four staked exploration claims located in southern Sweden.

Otanmaki

The Otanmaki property consists of 24 staked exploration claims located in central western Finland.

Olserum

During fiscal 2012 the Company acquired a 100 % interest in the Olserum project, comprising one claim, in southern Sweden.  The Olserum project was purchased from Norrsken Energy Limited, a private company registered in the United Kingdom, for a total consideration of 37,746 common shares of the Company at an assigned value of $95,120.  The Company subsequently staked a further five claims surrounding the Olserum project.

Korsnas

On June 7, 2012 the Company entered into a purchase and sale agreement with Magnus Minerals Oy (“Magnus”), a Finnish private company at arms-length to the Company, whereby the Company agreed to acquire nine mineral exploration licenses located in central Finland for a consideration of 60,000 common shares of the Company.  During the nine months ended May 31, 2013 the Company issued an initial 30,000 common shares to Magnus at an assigned value of $25,500.  The remaining 30,000 common shares will be issued to Magnus upon final granting of two exploration licenses.

Other

During the nine months ended May 31, 2013 the Company relinquished certain exploration claims in Finland, Norway and Sweden and recorded an impairment charge of $17,074 to exploration and evaluation assets.

As at May 31, 2013 the Company has been granted or made reservations on:

(i)	17 exploration claims in Sweden; and
(ii)	96 exploration claims or claim applications in Finland.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2013
(Unaudited - Expressed in Canadian Dollars)

9.	Exploration and Evaluation Assets (continued)

(b)	Iron Ore Properties

On May 16, 2010 the Company entered into an option agreement with Hannans whereby Hannans has agreed to acquire up to a 90% interest in the Sautusvaara, Vieto, Harrejaure and Lauukujarvi exploration claims (the “Iron Ore Claims”) in Sweden under the following terms:

(i)	the Company grants Hannans the exclusive right to earn a 51% interest in the Iron Ore Claims by spending AUS $750,000 on exploration prior to June 30, 2013;
(ii)	Hannans may earn a further 24% interest in the Iron Ore Claims by spending a further AUS $500,000 on exploration prior to June 30, 2014; and
(iii)
Hannans may earn a further 15% interest in the Iron Ore Claims by sole funding a feasibility study on at least one Iron Ore Claim prior to June 30, 2018, including a minimum spend of AUS $100,000 per annum.

On June 28, 2013 the Company received notification from Hannans that it had spent the requisite expenditures to earn a 75% interest in the Iron Ore Claims.

10.	Mineral Exploration Costs

Mineral exploration costs incurred during the nine months ended May 31, 2013 and May 31, 2012 are detailed below:

	Nine Months Ended May 31, 2013
	Norra Kärr $	Olserum $	Other $	Total $
Consulting	278,985	136,299	-	415,284
Core cutting	13,837	-	-	13,837
Database	3,686	3,676	-	7,362
Drilling	74,519	-	-	74,519
Exploration site	16,875	119	-	16,994
Fuel	1,245	664	-	1,909
Geochemical	337,578	34,029	-	371,607
Geological	58,835	31,511	-	90,346
Maps	-	-	1,911	1,911
Metallurgical consulting	21,152	-	-	21,152
Metallurgical testing	512,860	-	-	512,860
Pre-feasibility study	111,112	-	-	111,112
Salaries	13,409	-	-	13,409
Sample preparation	-	17,791	-	17,791
Travel	19,626	-	-	19,626
Total	1,463,719	224,089	1,911	1,689,719

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2013
(Unaudited - Expressed in Canadian Dollars)

10.	Mineral Exploration Costs (continued)

	Nine Months Ended May 31, 2012
	Norra Kärr $	Otanmaki $	Olserum $	Other $	Total $
Consulting	624,928	12,348	10,465	4,251	651,992
Core cutting	36,326	-	-	-	36,326
Database	1,879	-	-	2,092	3,971
Drafting	3,052	-	1,603	-	4,655
Drilling	967,863	-	123,331	-	1,091,194
Environmental	5,662	-	-	-	5,662
Exploration site	83,540	-	-	-	83,540
Geochemical	105,819	-	-	-	105,819
Geological	8,848	-	7,121	-	15,969
Maps	50	-	-	670	720
Metallurgical consulting	16,080	-	-	-	16,080
Metallurgical testing	307,966	-	-	-	307,966
Preliminary economic assessment	203,904	-	-	-	203,904
Salaries	9,862	-	-	-	9,862
Sample preparation	22,751	-	-	-	22,751
Travel	32,133	516	1,564	378	34,591
Utilities	7,550	303	-	-	7,853
Total	2,438,213	13,167	144,084	7,391	2,602,855

11.	Share Capital

(a)           Authorized Share Capital

At May 31, 2013 the Company’s authorized share capital consisted of an unlimited number of common shares without par value.  All issued common shares are fully paid.

(b)	Reconciliation of Changes in Share Capital

No equity financings were conducted by the Company during the nine months ended May 31, 2013 and 2012.

During the nine months ended May 31, 2013 the Company issued 30,000 common shares of the Company to acquire seven mineral exploration licenses relating to the Korsnas Project. See also Note 9(a).

During the nine months ended May 31, 2012 the Company issued 37,746 common shares of the Company to acquire a 100% interest in the Olserum Project.

See Note 9(a).

(c)	Warrants

During the nine months ended May 31, 2013 the Company extended the expiry date on 1,257,334 warrants expiring on November 17, 2012 to a revised expiry date of November 17, 2013 and on 833,333 warrants expiring on November 26, 2012 to a revised expiry date of November 26, 2013.  All other terms of the warrants remained the same.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2013
(Unaudited - Expressed in Canadian Dollars)

11.	Share Capital (continued)

A summary of the number of common shares reserved pursuant to the Company’s warrants outstanding at May 31, 2013 and 2012 and the changes for the nine months ended on those dates is as follows:

	2013		2012
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of period	2,177,607	1.85	3,160,882	1.47
Exercised	-	-	(983,275)	0.62
Expired	(86,940)	1.85	-	-
Balance, end of period	2,090,667	1.85	2,177,607	1.85

The following table summarizes information about the number of common shares reserved pursuant to the Company’s warrants outstanding and exercisable at May 31, 2013:

Number	Exercise Price $	Expiry Date
1,257,334	1.85	November 17, 2013
833,333	1.85	November 26, 2013
2,090,667

(d)           Share Option Plan

The Company has established a rolling share option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The minimum exercise price of the options is set at the Company’s closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV.  Options granted may be subject to vesting provisions as determined by the Board of Directors and have a maximum term of ten years.

During the nine months ended May 31, 2013 the Company granted 230,000 (2012 - 2,420,000) share options and recorded compensation expense of $154,000 (2012 - $3,537,250).  In addition, the Company recorded $9,475 (2012 - $363,609) compensation expense on share options previously granted which had vested during the period.

The fair value of share options granted and/or vested during the nine months ended May 31, 2013 and 2012 is estimated using the Black-Scholes option pricing model using the following assumptions:
	2013	2012
Risk-free interest rate	1.09% - 1.26%	0.91% - 1.87%
Estimated volatility	86% - 130%	117% - 149%
Expected life	2 years - 3 years	2 years - 3 years
Expected dividend yield	0%	0%
Estimated forfeiture rate	0%	0%

The weighted average fair value of all share options granted and/or vested during the nine months ended May 31, 2013 was $0.67 (2012 - $1.46) per option.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2013
(Unaudited - Expressed in Canadian Dollars)

11.	Share Capital (continued)

During the nine months ended May 31, 2013 the Company re-priced certain share options previously granted to purchase a total of 1,706,500 common shares, from original exercise prices ranging from $2.13 to $4.22 per share to a revised exercise price of $1.40 per share.  The fair value of the re-priced share options have been estimated using the Black-Scholes option pricing model.  The assumptions used were:  risk-free interest rate 1.09% - 1.22%; estimated volatility  91% - 103%;  expected life 1.25 years to 2.46 years;  expected dividend yield 0%;  and estimated forfeiture rate 0%.  The value assigned to the re-pricing of the share options was $491,230.

Option-pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company’s share options.

A summary of the Company’s share options at May 31, 2013 and 2012 and the changes for the nine months ended on those dates is presented below:

	2013		2012
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Balance, beginning of period	5,181,500	2.09	3,041,172	1.98
Granted	230,000	0.96	2,420,000	2.20
Exercised	(1,250,000)	0.24	(69,672)	0.10
Expired	(380,000)	2.32	(160,000)	2.29
Balance, end of period	3,781,500	2.01	5,231,500	2.16

The following table summarizes information about the share options outstanding and exercisable at May 31, 2013:

Number Outstanding	Exercise Price $	Expiry Date

96,500	1.40	December 24, 2013
665,000	1.40	January 6, 2014
250,000	3.45	January 6, 2014
100,000	1.40	July 15, 2014
100,000	4.22	July 15, 2014
200,000	1.40	August 9, 2014
50,000	3.20	August 9, 2014
60,000	1.40	August 22, 2014
100,000	3.37	September 13, 2014
285,000	1.40	December 6, 2014
250,000	1.40	January 9, 2015
445,000	2.13	January 9, 2015
700,000	2.70	January 9, 2015
50,000	1.40	February 27, 2015
200,000	1.87	May 3, 2015
50,000	1.40	September 13, 2015
25,000	1.44	October 31, 2015
30,000	1.07	February 11, 2016
125,000	0.66	April 12, 2016
3,781,500

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2013
(Unaudited - Expressed in Canadian Dollars)

12.	Related Party Disclosures

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.

(a)	Transactions with Key Management Personnel

During the nine months ended May 31, 2013 and 2012 the following amounts were incurred with respect to the Company’s President, Vice-President of Corporate Development and Chief Financial Officer (“CFO”):

	2013 $	2012 $
Management fees	121,500	121,500
Professional fees	124,500	137,509
Share-based compensation	51,250	930,735
	297,250	1,189,744

As at May 31, 2013, $3,000 (2012 - $2,500) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

The Company has a management agreement with the President, which provides that in the event the President’s services are terminated without cause or upon a change of control of the Company, a termination payment of two years of compensation, at $13,500 per month, is payable.  If the termination had incurred on May 31, 2013, the amount payable under the agreement would be $324,000.

(b)           Transactions with Other Related Parties

(i)	During the nine months ended May 31, 2013 and 2012 the following amounts were incurred with respect to other officers and directors of the Company:

	2013 $	2012 $
Professional fees	95,000	93,250
Share-based compensation	-	1,322,750
	95,000	1,416,000

As at May 31, 2013, $16,000 (2012 - $26,500) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

(ii)
In addition, during the nine months ended May 31, 2013 the Company incurred a total of $41,570 (2012 - $42,600) to Chase Management Ltd. (“Chase”), a private corporation owned by the CFO of the Company, for accounting and administration services provided by Chase personnel, excluding the CFO, and for rent.  As at May 31, 2013, $3,335 (2012 - $3,900) remained unpaid and has been included in accounts payable and accrued liabilities.

(c)
During the nine months ended May 31, 2013 the Company incurred $16,977 (2012 - $1,616) for shared administration costs with a public company with common directors and officers.  As at May 31, 2013, $3,470 (2012 - $957) of the amount remained unpaid and has been included in accounts payable and accrued liabilities.

(d)	During the nine months ended May 31, 2013 the Company recovered $73,207 (2012 - $nil) for shared office personnel and costs from public companies with common directors and officers.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2013
(Unaudited - Expressed in Canadian Dollars)

13.           Segmented Information

The Company is involved in the exploration and development of resource properties in certain Scandinavian countries, with corporate operations in Canada.  The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

14.	Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial assets are classified into one of the following four categories:  fair value through profit or loss (“FVTPL”); held-to-maturity investments; loans and receivables; and available-for-sale.  Financial liabilities are classified as FVTPL or other temporary liabilities.  The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	May 31, 2013 $	August 31, 2012 $
Cash	FVTPL	6,492,733	9,778,040
Investment	Available-for-sale	52,605	80,862
Amounts receivable	Loans and receivables	68,744	202,852
Accounts payable and accrued liabilities	Other liabilities	(418,581)	(782,977)

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 -
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 -
Pricing inputs are other than quoted prices in active markets included in Level 1.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.  Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 -	Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.  The Company’s cash and investment under the fair value hierarchy are measured using Level 1 inputs.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  The Company’s credit risk is primarily attributable to cash and amounts receivable.  Management believes that the credit risk concentration with respect to financial instruments included in cash and amounts receivable is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due.  The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next fiscal period.  The following table is based on the contractual maturity dates of financial assets and the earliest date on which the Company can be required to settle financial liabilities.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2013
(Unaudited - Expressed in Canadian Dollars)

14.           Financial Instruments and Risk Management (continued)

	Contractual Maturity Analysis at May 31, 2013
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	6,492,733	-	-	-	6,492,733
Investment	-	-	52,605	-	52,605
Amounts receivable	68,744	-	-	-	68,744
Accounts payable and accrued liabilities	(418,581)	-	-	-	(418,581)

	Contractual Maturity Analysis at August 31, 2012
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	9,778,040	-	-	-	9,778,040
Investment	-	-	80,862	-	80,862
Amounts receivable	202,852	-	-	-	202,852
Accounts payable and accrued liabilities	(782,977)	-	-	-	(782,977)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.  These fluctuations may be significant.

(a)	Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash bears floating rates of interest.  The interest rate risk on cash and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk

The Company’s functional currency is the Canadian dollar and major transactions are transacted in Canadian Dollars and Swedish Kronors (“SEK”).  The Company maintains SEK bank accounts in Sweden to support the cash needs of its foreign operation.  Management believes the foreign exchange risk related to currency conversions are minimal and therefore does not hedge its foreign exchange risk.  At May 31, 2013, 1 Canadian Dollar was equal to 6.39 SEK.

Balances are as follows:

	Swedish Krona	CDN $ Equivalent
Cash	528,409	82,693
Amounts receivable	352,461	55,158
Accounts payable and accrued liabilities	(1,448,604)	(226,699)
	(567,734)	(88,848)

Based on the net exposures as of May 31, 2013 and assuming that all other variables remain constant, a 10% fluctuation on the Canadian Dollar against the Swedish Krona would result in the Company’s net loss to be approximately $8,000 higher (or lower).

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2013
(Unaudited - Expressed in Canadian Dollars)

14.           Financial Instruments and Risk Management (continued)

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash and cash equivalents and short-term investments.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

15.           Supplemental Cash Flow Information

During the nine months ended May 31, 2013 and 2012 non-cash activities were conducted by the Company as follows:

	2013 $	2012 $
Financing activities
Issuance of common shares	190,000	299,097
Share-based payments reserve	(164,500)	(203,977)
	25,500	95,120
Investing activity
Additions to exploration and evaluation assets	(25,500)	(95,120)